UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

In relation to the news published today in the media regarding a potential increase of BBVA’s stake in the Turkish bank Turkiye Garanti Bankasi, AS (Garanti), BBVA confirms that it is in advanced negotiations with Dogus Holding AS, (a Turkish company with whom it has a Shareholders Agreement on Garanti executed on November 1, 2010 and disclosed on such date to the market), the acquisition of part of the latter´s shareholding in Garanti, though an agreement has not been yet reached.

These negotiations relate to a potential acquisition of a stake of up to 14.89% of the share capital of Garanti, by means of which BBVA would reach a total stake of 39.9% of the share capital and, consequently, would entail the commencement of the phase II set forth in the Shareholders’ Agreement. Such acquisition, if completed, would not trigger the obligation to launch a tender offer over all Garanti shares under applicable Turkish legislation.

The market will be updated about the progress of negotiations.

Madrid, November 19, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 19, 2014	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Chief Accounting Officer